UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Final Amendment)

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Blackstone Real Estate Income Fund II

(Name of Issuer)

Blackstone Real Estate Income Fund II

(Name of Person(s) Filing Statement)

Advisor Class I Common Shares of Beneficial Interest, $0.001 par value per share

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Institutional Class II Common Shares of Beneficial Interest, $0.001 par value per share

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Judy Turchin, Esq.

c/o Blackstone Real Estate Income Advisors L.L.C.

345 Park Avenue

New York, New York 10154

(212) 583-5000

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Sarah E. Cogan, Esq.	Judy Turchin, Esq.
Michael W. Wolitzer, Esq.	Blackstone Real Estate Income Advisors L.L.C.
Simpson Thacher & Bartlett LLP	345 Park Avenue
425 Lexington Avenue	New York, New York 10154
New York, New York 10017	(212) 583-5000
(212) 455-2000

March 27, 2015

(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Class	Transaction Valuation	Amount of Filing Fee
Advisor Class I Shares	$7,906.76(a)	$0.92(b)
Institutional Class II Shares	$16,938,562.72(a)	$1,968.26(b)
Total	$16,946,469.48(a)	$1,969.18(b)
(a)	Calculated as the aggregate maximum purchase price for common shares of beneficial interest, as of February 28, 2015.
(b)	Calculated at $116.20 per $1,000,000.00 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $1,969.18	Filing Parties: Blackstone Real Estate Income Fund II
Form or Registration No.: Schedule TO	Date Filed: March 27, 2015

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

This Final Amendment relates to the Tender Offer Statement on Schedule TO (the “Statement”) originally filed by Blackstone Real Estate Income Fund II (the “Fund”) on March 27, 2015 relating to the tender offer (the “Offer”) by the Fund to purchase up to 16,395 of its outstanding common shares of beneficial interest, $0.001 par value per share (“Shares”), comprised of 8 Advisor Class I Shares and 16,387 Institutional Class II Shares at a price equal to the net asset value per Share as of June 30, 2015 on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on April 27, 2015.

2.	305.687 Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

3.	The net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $316,533.45. As described in the Offer to Purchase, a portion of the Shares tendered were subject to a 2% “early withdrawal fee,” which reduced the payment for the Shares tendered by the amount of the fee, in accordance with the Offer, to $310,335.32.

4.	The payment of the purchase price of the Shares tendered was made in the form of promissory notes respectively issued to the shareholders whose tenders were accepted for repurchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund paid on or about July 29, 2015 to the tendering shareholders a total of $279,301.79, representing approximately 90% of the unaudited net asset value of the total amount of the Shares tendered by shareholders. The promissory note issued to a shareholder also entitles such shareholder to receive a contingent post-audit payment equal to the amount (if any) by which the net asset value of the Shares tendered by such shareholder and purchased by the Fund as of the Valuation Date exceeds the initial payment to such shareholder. The post-audit payment will be paid promptly after the completion of the Fund’s annual audit for the period in which the Valuation Date occurred. Proceeds of the initial payment were paid, and post-audit payment will be paid, via wire-transfer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE REAL ESTATE INCOME FUND II

By:	/s/ Garrett Goldberg
Name:	Garrett Goldberg
Title:	Chief Financial Officer and Treasurer

Dated: August 7, 2015